

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re: Healthway Shopping Network, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 18

1. We note your response to comment two in our letter dated January 5, 2011 and your revised disclosures. We also note the variety of products you offer through your website, but you only reference Go Veggie Food Plus in your prospectus. As previously requested, please revise your disclosure to provide more detailed disclosure of your products, including the number and the categories of products currently offered. In addition, your disclosure should explain the actual products you offer currently, why you characterize them as "quality healthcare products," and why your competitors can not or have not offered them.

Financial Statements, page 35

2. Your financial statements should be updated pursuant to Rule 8-08 of Regulation S-X. Please note that updated audited financial statements for the year ended December 31, 2010 are currently required.

Cleveland Gary
Healthway Shopping Network, Inc.
February 25, 2011
Page 2

3. Please provide the information regarding your change in auditors as required Item 11 (i) of Form S-1.

4. As previously requested, all references to promulgated GAAP should be made to the Accounting Standards Codification issued by the FASB.

5. Please note that an updated accountant's consent should be provided with your next amendment.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director